SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

Quepasa Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74833W206
(CUSIP Number)

Michael P. Maher
c/o U.S. Venture Partners
2375 Sand Hill Road
Menlo Park, CA 94025
(650) 854-9080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.74833W206	13D	Page 2 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). U.S. Venture Partners IX, L.P. (“USVP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER.
4,012,003 shares, except that Presidio Management Group IX, L.L.C. (“PMG IX”), the general partner of USVP IX, may be deemed to have sole voting power with respect to such shares, and Irwin Federman (“Federman”), Winston S. Fu (“Fu”), Steven M. Krausz (“Krausz”), David Liddle (“Liddle”), Jonathan D. Root (“Root”), Christopher Rust (“Rust”), Casey M. Tansey (“Tansey”), Paul Matteucci (“Matteucci”) and Philip M. Young (“Young”), the managing members of PMG IX, may be deemed to have shared voting power with respect to such shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER
4,012,003 shares, except that PMG IX, the general partner of USVP IX, may be deemed to have the sole power to dispose of such shares, and Federman, Fu, Krausz, Liddle, Root, Rust, Tansey, Matteucci and Young, the managing members of PMG IX, may be deemed to have shared power to dispose of such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No.74833W206	13D	Page 3 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Presidio Management Group IX, L.L.C. (“PMG IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX, the general partner of USVP IX, may be deemed to have sole power to vote such shares, and Federman, Fu, Krausz, Liddle, Root, Rust, Tansey, Matteucci and Young, the managing members of PMG IX, may be deemed to have shared power to vote such shares.

	8	SHARED VOTING POWER See response to row 7.
9
SOLE DISPOSITIVE POWER.
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX, the general partner of USVP IX, may be deemed to have sole power to dispose of such shares, and Federman, Fu, Krausz, Liddle, Root, Rust, Tansey, Matteucci and Young, the managing members of PMG IX, may be deemed to have shared power to dispose of such shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No.74833W206	13D	Page 4 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Irwin Federman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8
SHARED VOTING POWER
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Federman, a managing member of PMG IX, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER. 0 shares.
10
SHARED DISPOSITIVE POWER.
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Federman, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.74833W206	13D	Page 5 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Winston Fu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8
SHARED VOTING POWER
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Fu, a managing member of PMG IX, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER. 0 shares.
10
SHARED DISPOSITIVE POWER.
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Fu, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.74833W206	13D	Page 6 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Steven M. Krausz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8
SHARED VOTING POWER
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Krausz, a managing member of PMG IX, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER. 0 shares.
10
SHARED DISPOSITIVE POWER.
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Krausz, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.74833W206	13D	Page 7 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). David Liddle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8
SHARED VOTING POWER
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Liddle, a managing member of PMG IX, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER. 0 shares.
10
SHARED DISPOSITIVE POWER.
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Liddle, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.74833W206	13D	Page 8 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Jonathan D. Root
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8
SHARED VOTING POWER
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Root, a managing member of PMG IX, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER. 0 shares.
10
SHARED DISPOSITIVE POWER.
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Root, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.74833W206	13D	Page 9 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Christopher Rust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8
SHARED VOTING POWER
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Rust, a managing member of PMG IX, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER. 0 shares.
10
SHARED DISPOSITIVE POWER.
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Rust, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.74833W206	13D	Page 10 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Casey M. Tansey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8
SHARED VOTING POWER
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Tansey, a managing member of PMG IX, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER. 0 shares.
10
SHARED DISPOSITIVE POWER.
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Tansey, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.74833W206	13D	Page 11 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Paul Matteucci
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8
SHARED VOTING POWER
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX.  Matteucci, a managing member of PMG IX, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER. 0 shares.
10
SHARED DISPOSITIVE POWER.
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX.  Matteucci, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.74833W206	13D	Page 12 of 21 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Philip M. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
8
SHARED VOTING POWER
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Young, a managing member of PMG IX, may be deemed to have shared power to vote such shares.

	9	SOLE DISPOSITIVE POWER. 0 shares.
10
SHARED DISPOSITIVE POWER.
4,012,003 shares, all of which are directly owned by USVP IX.  PMG IX is the general partner of USVP IX. Young, a managing member of PMG IX, may be deemed to have shared power to dispose of such shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,012,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No.74833W206	13D	Page 13 of 21 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001  per share (the “Common Stock”), of Quepasa Corporation, a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 324 Datura Street, Suite 114, West Palm Beach, FL.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) U.S. Venture Partners IX, L.P., a Delaware limited partnership, (ii) Presidio Management Group IX, L.L.C., a Delaware limited liability company, (iii) Irwin Federman, a citizen of the United States, (iv) Winston S. Fu, a citizen of the United States, (v) Steven M. Krausz, a citizen of the United States, (vi) David Liddle, a citizen of the United States, (vii) Jonathan D. Root, a citizen of the United States, (viii) Christopher Rust, a citizen of the United States, (ix) Casey M. Tansey, a citizen of the United States, (x) Paul Matteucci, a citizen of the United States, and (xi) Philip M. Young, a citizen of the United States (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

USVP IX is a venture capital fund.  PMG IX is the general partner of USVP IX.  Federman, Fu, Krausz, Liddle, Root, Rust, Tansey, Matteucci and Young are the managing members of PMG IX (the “Managing Members”).  The principal business office of the Reporting Persons is 2375 Sand Hill Road, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 10, 2011, the Company completed its merger with Insider Guides, Inc., a privately-held Delaware corporation that owns and operates the social networking site myyearbook.com (“myYearbook”), pursuant to the Agreement and Plan of Merger, dated as of July 19, 2011, as amended (the “Merger Agreement”), by and among the Company, IG Acquisition Company (“Merger Sub”), a wholly-owned subsidiary of the Company, and myYearbook.  Pursuant to the Merger Agreement, myYearbook merged with and into Merger Sub, with Merger Sub continuing after the merger as the surviving corporation (the “Merger”).  The foregoing description of the Merger and the Merger Agreement is intended as a summary only and is qualified in their entirety by reference to the Merger Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

In connection with the Merger, the Company paid $18 million in cash to myYearbook security holders and issued them 17 million shares of the Company’s common stock.  The issuance of the shares of the Company’s common stock to the security holders of myYearbook was registered with the Securities and Exchange Commission on a Registration Statement on Form S-4 (Reg. No. 333-176235) (the “Registration Statement”).

In connection with the Merger, USVP IX received cash and 4,012,003 shares in the aggregate of the Company’s common stock, par value $0.001 per share, in exchange for all of its securities of myYearbook.  The cash and common shares received were based on the Company’s average closing share price of $3.938, which was based on the Company’s average closing price for the twenty days immediately preceding the Merger.  The closing price of the Company’s common stock on November 10, 2011 was $4.08.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

CUSIP No.74833W206	13D	Page 14 of 21 Pages

ITEM 4.	PURPOSE OF TRANSACTION.

The shares of the Company’s common stock acquired by the Reporting Persons in the Merger (described in Item 3 above) were acquired solely for investment purposes.  The information set forth in Item 3 with respect to the Merger is incorporated into this Item 4 by reference in its entirety.

Of the shares of the Company’s common stock issued to the myYearbook security holders, 16.67% will have no resale restrictions and may be immediately sold following the closing of the Merger.  Each such security holder, including may sell up to an additional 16.67% each month thereafter.  After five months following the closing of the Merger, the resale restrictions lapse entirely and each such security holder may sell all of the shares of the Company’s common stock held by such security holder.

In connection with the closing of the Merger, the Company appointed, among others, Rick Lewis, a designee of myYearbook and a non-managing member of PMG IX (the “Designee”), to its Board of Directors effective at the time of the closing.  The Company agreed to include the Designee on the slate of directors recommended for election by the Company’s shareholders for a period of three years following the Merger.  The Designee will serve on the Company’s Audit and Compensation Committees.

As of the date of this Schedule 13D, and except as provided herein, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Notwithstanding the foregoing but subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Company from time to time in open market or private transactions, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Company at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

The foregoing description of the terms of the Merger Agreement in Item 3 is intended as a summary only and is qualified in its entirety by reference to the Merger Agreement which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)           Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person.  Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person.  Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person.  Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person.  Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person.  Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

CUSIP No.74833W206	13D	Page 15 of 21 Pages

(c)           Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the common stock of the Issuer during the past 60 days.

(d)           Under certain circumstances set forth in the limited partnership agreement of USVP IX and the limited liability company agreement of PMG IX, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under certain circumstances set forth in the limited partnership agreement of USVP IX and the limited liability company agreement of PMG IX, the partners and the members of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

The foregoing description of the terms of the Merger Agreement in Item 3 is intended as a summary only and is qualified in its entirety by reference to the Merger Agreement which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated into this Item 6 by reference herein.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT C	Agreement and Plan of Merger
EXHIBIT D	Amendment No. 1 to Agreement and Plan of Merger

CUSIP No.74833W206	13D	Page 16 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 21, 2011

PRESIDIO MANAGEMENT GROUP IX, L.L.C. U.S. VENTURE PARTNERS IX, L.P. By Presidio Management Group IX, L.L.C. Its General Partner	IRWIN FEDERMAN WINSTON FU STEVEN M. KRAUSZ DAVID LIDDLE JONATHAN D. ROOT CHRISTOPHER RUST CASEY M. TANSEY PAUL MATTEUCCI PHILIP M. YOUNG

By:	/s/ Michael Maher	By:	/s/ Michael Maher
	Michael Maher, Chief Financial Officer/Attorney-In-Fact for the above-listed entities		Michael Maher, Attorney-In-Fact for the above-listed individuals

CUSIP No.74833W206	13D	Page 17 of 21 Pages

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Quepasa Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: November 21, 2011

PRESIDIO MANAGEMENT GROUP IX, L.L.C. U.S. VENTURE PARTNERS IX, L.P. By Presidio Management Group IX, L.L.C. Its General Partner	IRWIN FEDERMAN WINSTON FU STEVEN M. KRAUSZ DAVID LIDDLE JONATHAN D. ROOT CHRISTOPHER RUST CASEY M. TANSEY PAUL MATTEUCCI PHILIP M. YOUNG

By:	/s/ Michael Maher	By:	/s/ Michael Maher
	Michael Maher, Chief Financial Officer/Attorney-In-Fact for the above-listed entities		Michael Maher, Attorney-In-Fact for the above-listed individuals

CUSIP No.74833W206	13D	Page 18 of 21 Pages

EXHIBIT B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Presidio Management Group IX, L.L.C. or such other person or entity as is designated in writing by Michael Maher (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”), and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”), with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Michael Maher (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing.  Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date:  November 21, 2011

Presidio Management Group IX, L.L.C.			U.S. VENTURE PARTNERS IX, L.P.
By Presidio Management Group IX, L.L.C.
Its General Partner

By:	/s/ Michael Maher	By:	/s/ Michael Maher
	Name: Michael Maher Title: Chief Financial Officer and Attorney in Fact		Name: Michael Maher Title: Chief Financial Officer and Attorney in Fact

/s/ Irwin Federman			/s/ Christopher Rust
IRWIN FEDERMAN			CHRISTOPHER RUST

/s/ Winston Fu			/s/ Casey M. Tansey
WINSTON FU			CASEY M. TANSEY

CUSIP No.74833W206	13D	Page 19 of 21 Pages

/s/ Steven M. Krausz	/s/ Paul Matteucci
STEVEN M. KRAUSZ	PAUL MATTEUCCI

/s/ David Liddle	/s/ Philip M. Young
DAVID LIDDLE	PHILIP M. YOUNG

/s/ Jonathan D. Root
JONATHAN D. ROOT

CUSIP No.74833W206	13D	Page 20 of 21 Pages

EXHIBIT C

Agreement and Plan of Merger, dated as of July 19, 2011, by and among Quepasa Corporation, IG Acquisition Company and Insider Guides, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 20, 2011).

CUSIP No.74833W206	13D	Page 21 of 21 Pages

EXHIBIT D

Amendment No. 1 to the Agreement and Plan of Merger, dated as of September 14, 2011, by and among Quepasa Corporation, IG Acquisition Company and Insider Guides, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on September 21, 2011).